April 8, 2005

Mr. Daniel Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington D.C., 20549-0305

U.S.A.

Re:	Matsushita Electric Industrial Co., Ltd.

Form 20-F for the year ended March 31, 2004

File No. 1-6784

Dear Mr. Gordon:

Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission (the “SEC”) in your letter dated March 7, 2005, with respect to the annual report on Form 20-F of Matsushita Electric Industrial Co., Ltd. (“Matsushita” or the “Company”) for the year ended March 31, 2004. For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

As described in the responses below, in response to certain of the staff’s comments, we have agreed to revise relevant disclosures in our future filings, but any such revisions implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient. We also have indicated in certain of our responses that we believe no change in disclosure is appropriate, and have explained why we believe so.

Item 5 — Operating and Financial Review and Prospects — Page 32

Key performance indicators — Page 35

1.	We note you have identified free cash flow and capital investment as key performance indicators. We consider these non-gaap measures. Please revise future filings to disclose the following information:

a.	the manner in which you use these non-gaap measures to conduct or evaluate your business;

b.	the material limitations associated with the use of these measures,

c.	the manner in which you compensate for these limitations when using these measures; and

d.	the substantive reasons why these measures provide useful information to investors.

Please provide us with your proposed revised disclosure. For reference see Question 13 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response:

        For both free cash flow and capital investment, in addition to defining these non-GAAP financial measures as used by Matsushita’s management, we already disclose, in accordance with Item 10(e) of Regulation S-K, a reconciliation of each of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, as well as the manner in which Matsushita’s management uses these non-GAAP financial measures (corresponding to a. in the above comment) and why Matsushita’s management believes these non-GAAP financial measures are useful to investors (corresponding to d. in the above comment). We will expand the disclosure for future filings by including the discussion of the material limitations associated with the use of these non-GAAP financial measures and the manner in which we compensate for these limitations when using such measures (corresponding to c. and d. in the above comment).

Set forth below is our proposed revised disclosure for future filings (the additional portions are shown in italic):

[The paragraph on capital investment (page 35)]

Matsushita defines “Capital investment” as purchase of property, plant and equipment (PP&E) on an accrual basis which reflects the effects of timing differences between acquisition dates and payment dates. Matsushita has included the information concerning capital investment because its management uses this indicator to manage its capital expenditures and it believes that such indicator is useful to investors to present accrual basis capital investments in addition to the cash basis information in its consolidated cash flow statements. Matsushita’s management also believes that this indicator provides useful information when it is compared with depreciation expenses, which are shown in Note 15 of the Notes to Consolidated Financial Statements, for purposes of evaluating the replacement of PP&E. This indicator is, however, subject to the limitation that capital investments may not produce future returns (because current expenditures may not provide an efficient use of capital) and may also be subject to impairment. Also, this indicator is subject to the limitation that it may not represent the true cost of maintaining the Company’s portfolio of PP&E as it excludes expenditures for repairs and maintenance, operating leases, and intangible assets that may be integral to the use of PP&E. Matsushita compensates for these limitations by referring to this indicator together with relevant U.S. GAAP financial measures, such as capital expenditures, depreciation and amortization, shown in its consolidated cash flow statements, to present an accurate and complete picture for purposes of capital expenditure analysis.

[The paragraph on free cash flow (page 36)]

Matsushita defines “Free cash flow” as the sum of net cash provided by operating activities and net cash used in investing activities. Matsushita has included the information concerning free cash flow because its management uses this indicator, and it believes that such indicator is useful to investors, to assess cash availability after financing its capital projects. Matsushita’s management also believes that this indicator is useful in understanding Matsushita’s current liquidity and financing needs in light of its operating and investing activities, i.e., its ability to pay down and draw on available cash. It should be noted, however, that free cash flow Matsushita reports may not be comparable to free cash flow reported by other companies. It should also be noted that free cash flow should not be viewed in a manner that inappropriately implies that it represents the residual cash flow available for discretionary uses, since at any given time Matsushita may be subject to mandatory debt service requirements and may have other non-discretionary expenditures that are not deducted from this indicator. Matsushita compensates for these limitations by referring to this indicator together with relevant U.S. GAAP financial measures shown in its consolidated cash flow statements and consolidated balance sheets, to present an accurate and complete picture for purposes of cash availability analysis.

Consolidated Balance Sheets — Page 99

2.	We note that you have 864,965 million yen classified as other investments and advances, of which 416,725 million yen relate to available for sale securities. For the remaining investments and advances please revise future filings to disclose the basis of determining the amounts shown in the balance sheet along with your accounting policies for such investments.

Response:

Remaining investments and advances mainly consist of (i) cost method investments that do not have readily determinable fair values, and (ii) long-term deposits. We will revise future filings to disclose the basis of determining the amounts shown in the balance sheet along with our accounting policies for such investments in the relevant note to Consolidated Financial Statements. Set forth below is the proposed disclosure for future filings:

Cost method investments and long-term deposits are recorded at historical cost.

On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the carrying amount of each of the investments in associated companies, cost method investments and available-for-sale securities for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the period of time the fair value has been below the carrying amount or cost basis of investment, financial condition and prospects of each investee, and other relevant factors.

Investments in associated companies, cost method investments and available-for-sale securities are reduced to fair value by a charge to earnings when impairment is considered to be other than temporary. Impairment is measured based on the amount by which the carrying amount or cost basis of the investment exceeds its fair value. Fair value is determined based on quoted market prices, discounted cash flows or other valuation techniques as appropriate.

Consolidated Statements of Operations — Page 102

3.	Please revise future filings to conform your statement of operations to Rule 5-03 of Regulation S-X. Provide your proposed statement of operations in a supplemental response.

Response:

In future filings, we will present our statement of operations to conform to Rule 5-03 of Regulation S-X. Also, in such future filings we will present prior years’ presentation to conform to the current year’s presentation.

Set forth below is the proposed format of the statement of operations for future filings:

Net sales:
Related companies	XXX
Other	XXX
Total net sales	XXX
Cost of sales	XXX
Selling, general and administrative expenses	XXX
Interest income	XXX
Dividends received	XXX
Gains from the transfer of the substitutional portion of Japanese Welfare Pension Insurance	XXX
Other income	XXX
Interest expense	XXX
Other deductions	XXX

Income before income taxes	XXX

Consolidated Statements of Cash Flows — Page 104

4.	Please revise future filings to separately show cash flows from purchases, sales, and maturities of available-for-sale securities in the statement of cash flows. See paragraph 18 of SFAS 115.

Response:

We respectfully advise the staff that the caption “Increase in investments and advances” included in “Cash flows from investing activities” in our consolidated statement of cash flows represents the gross outflow of cash for the purchase of investments and advances, and that amounts from purchases, sales, and maturities of available-for-sale securities have been reported on a gross basis in our consolidated statement of cash flows in accordance with paragraph 18 of SFAS 115.

Note (1) Summary of Significant Accounting Policies — Page 106

(c) — Principles of Consolidation — Page 107

5.	In a supplemental response and in future filings describe the accounting basis for consolidating your subsidiaries.

Response:

We respectfully advise the staff that we believe that the accounting basis for consolidating our subsidiaries is already disclosed in the first paragraph of (c) “Principles of consolidation” under Note 1 of the Notes to Consolidated Financial Statements. In light of the above comment, however, we will expand the disclosure for future filings.

Set forth below is the proposed expanded disclosure:

The consolidated financial statements include the accounts of the Company and its majority-owned, controlled subsidiaries. The Company also consolidates entities in which controlling interest exists through variable interests in accordance with FIN 46. The Company currently does not have any variable interest entities to be consolidated. The equity method is used to account for investments in affiliates in which the Company exerts significant influence, generally having a 20 to 50 percent ownership interest. The Company also uses the equity method for some subsidiaries if the minority shareholders have substantive participating rights. The cost method is used when the Company does not have significant influence.

(d) — Revenue Recognition — Page 107

6.	We note from your disclosures on page 25 that you use independent agents and distributors in certain markets, tell us and revise future filings to disclose whether sales to distributors contain any rights of return or price protection privileges and, if so, explain how you comply with SFAS 48 and EITF 01-09.

Response:

        Our policy is to accept product returns only in the case that the products are defective. Although we are not contractually required to do so, in limited circumstances we have made certain allowances for distributors after the purchase of our product to compensate for decreasing prices or other factors. We have evaluated our practice of making allowances using the guidance provided by SFAS 48, and have determined that revenue recognition is appropriate. Estimates of such allowances, which we believe are reasonably estimable due to their limited nature, are recorded as a reduction of revenue at the time of sale. Furthermore, the Company, on occasion, will offer certain incentives to its distributors in the form of rebates. Such incentives are recorded as reductions of sales in accordance with the provisions of EITF 01-09. We will revise our future filings to disclose rights of return and other allowances related to our sales to distributors, complying with SFAS 48 and EITF 01-09.

Set forth below is our proposed disclosure for future filings:

The Company’s policy is to accept product returns only in the case that the products are defective. The Company issues contractual product warranties under which it guarantees the performance of products delivered for a certain period of time. A liability for the estimated product warranty related cost is established at the time revenue is recognized, and is included in “Other accrued expense.” Estimates for accrued warranty cost are primarily based on historical experience and current information on repair cost.

Historically, the Company has made certain allowances related to sales to its consumer business distributors. Such allowances are generally provided to compensate the distributors for a decline in the product’s value, and are classified as a reduction of revenue on the consolidated statements of operations. Estimated price adjustments are accrued when the related sales are recognized. The estimate is made based primarily on the historical experience or specific arrangements made with the distributors.

The Company also occasionally offers incentive programs to its distributors in the form of rebates. These rebates are accrued at the later of the date at which the related revenue is recognized or at the date which the incentive is offered, and are recorded as reductions of sales in accordance with EITF 01-09, “Accounting for Consideration Given to a Customer (Including a Reseller of the Vendor’s Products).”

7.	As a related matter, please disclose how you account for sales returns and your methodology for determining a reserve for sales returns, if any. In addition, if changes in estimated returns recognized are material, please disclose. Refer to SFAS 48.

Response:

Please refer to our response to comment 6 above. Also, we respectfully advise the staff that the changes in estimated returns and allowances have not been material.

Note (2) — Acquisition — Page 112

8.	We note that a significant portion of your acquisition price in this acquisition and the acquisition disclosed in note 20 was allocated to goodwill. In a supplemental response please tell us how you determined to allocate the excess purchase price between goodwill, intangible assets and property, plant and equipments. Specifically discuss the reasons for not allocating more of the excess purchase price to intangible assets such as customer relationships, contracts, technology, etc. For reference see SFAS 141.

Response:

We allocate the cost of acquired entities to the assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. Acquired assets include intangible assets that arise from contractual or other legal rights or that are otherwise separable. The excess cost over the fair value of net assets acquired is recognized as goodwill. Our estimate of the fair value of acquired assets is based on reports obtained from third party appraisers. Such acquired assets include property, plant and equipment, and intangibles, such as brand names, customer lists and specific technologies, of the acquired entities.

        In the case of the acquisition of the minority shares of the five subsidiaries of Matsushita in October 2002, which is referred to in Note 2 of the Notes to Consolidated Financial Statements, the amount allocated to intangible assets was relatively small since the subsidiaries are manufacturing companies and do not own their own brand names, customer lists, patent rights, or rights to material technologies (which are instead owned by their parent, i.e., Matsushita).

In the case of the acquisition of minority shares of Matsushita Electric Works, Ltd. in April 2004, which is referred to in Note 20 of the Notes to Consolidated Financial Statements, we will disclose the allocation to intangible assets and goodwill in future filings.

Note (4) — Investments in and Advances to, and Transactions with Associated Companies — Page 115

9.	We note that you have taken significant losses deemed to be other than temporary on your investments in associated companies and your available-for-sale securities. In future filings, please revise this footnote and your available-for-sale footnote to clearly disclose your policy for determining whether and when an other-than-temporary impairment has occurred. Clearly disclose how you calculate the amount of an impairment recorded, including how you evaluate each equity security, those with and without market values.

Response:

In future filings, we will include disclosure in the relevant note to Consolidated Financial Statements of our policy for determining whether and when an other-than-temporary impairment has occurred, as well as our method for determining the amount of such impairment. Please refer to the supplemental information we provided in response to comment 2.

Note (6) — Leases — Page 118

10.	We note significant sale lease back transactions occurred during the three year period ended March 31, 2004. If applicable, you should disclose that these transactions were with special-purpose entities (SPEs). Additionally you should also disclose your accounting policy for SPEs and how these SPEs have met the qualifying SPE criteria outlined in paragraphs 35 and 36 of SFAS 140.

Response:

The sale lease back transactions referred to in the above comment are disclosed in Item 5.E, “Off-Balance Sheet Arrangements,” on page 49. As described therein, we restructured our transactions involving SPEs in such a manner that the SPEs were eliminated as of March 31, 2003. Because we are no longer a party to transactions involving SPEs, we believe that currently we do not need to provide any additional disclosure relating to these matters in future filings.

Note (14) — Supplementary Information to the Statements of Operations and Cash Flows — Page 139

11.	We note the reference to costs for closure and integration costs related to manufacturing facilities and early retirement programs incurred in 2004. Furthermore we note your reference in Item 5.D Trend Information that you expect to incur additional restructuring charges of 80 billion yen in fiscal 2005. Please include in your future filings the disclosures required by SAB Topic 5-P and FAS 146.

Response:

We expect to incur additional restructuring charges in fiscal 2005 as indicated in Item 5.D, “Trend Information.” We will include in our future filings the disclosure required by SAB Topic 5-P and FAS 146 in the applicable fiscal years.

*    *    *    *    *

Matsushita acknowledges that:

•	Matsushita is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

•	Matsushita may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact, by fax or by e-mail, Ryuichi Tsuruta (fax: 81-6-6908-2351; e-mail: tsuruta.r@jp.panasonic.com) or Hiroshi Yamada (e-mail: yamada.hiro002@jp.panasonic.com).

Very truly yours,

Tetsuya Kawakami
Senior Managing Director
(Principal Financial Officer)
Matsushita Electric Industrial Co., Ltd.

cc:	Martin James

Eric Atallah

(Office of Chief Accountant,

Division of Corporation Finance,

Securities and Exchange Commission)